UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

American Greetings Corporation

(Name of Issuer)

Class B Common Shares, Par Value $1.00

(Title of Class of Securities)

026375-20-4

(CUSIP Number)

Zev Weiss

Jeffrey Weiss

One American Road

Cleveland, Ohio 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

James P. Dougherty

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

(216) 586-3939

March 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026375-20-4	Schedule 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zev Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 532,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 532,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,328
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elie Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morry Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,666
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judith Stone Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving I. Stone Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,818,182
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,818,182
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.1%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving I. Stone Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,964
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 10 of 15 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed by the Reporting Persons on September 26, 2012, as amended by Amendment No. 1 to Schedule 13D dated November 5, 2012, Amendment No. 2 to Schedule 13D dated December 26, 2012 and Amendment No. 3 to Schedule 13D dated January 17, 2013 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c) This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

Zev Weiss. Mr. Zev Weiss’s business address is One American Road, Cleveland, Ohio 44144. Mr. Zev Weiss is the Chief Executive Officer of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Jeffrey Weiss. Mr. Jeffrey Weiss’s business address is One American Road, Cleveland, Ohio 44144. Mr. Jeffrey Weiss is the President and Chief Operating Officer of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Gary Weiss. Mr. Gary Weiss’s business address is One American Road, Cleveland, Ohio 44144. Mr. Gary Weiss is a Vice President of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Elie Weiss. Mr. Elie Weiss’s business address is 28601 Chagrin Blvd., Suite 900, Woodmere, Ohio 44122. Mr. Elie Weiss is engaged in real estate development and is a principal in two restaurant development and operating groups, Paladar Latin Kitchen and Rum Bar, and Province, which have restaurants in Ohio, Maryland, Illinois and Arizona.

Morry Weiss. Mr. Morry Weiss’s business address is One American Road, Cleveland, Ohio 44144. Mr. Morry Weiss is the Chairman of the Board of Directors of the Issuer. The Issuer designs, manufactures and sells everyday and seasonal greeting cards and other social expression products.

Judith Stone Weiss. Ms. Judith Stone Weiss’s business address is One American Road, Cleveland, Ohio 44144. Ms. Judith Stone Weiss is active in the community of Cleveland, Ohio, as a private citizen.

The Irving I. Stone Limited Liability Company. The Irving I. Stone Limited Liability Company (“Irving Stone LLC”) is an Ohio limited liability company governed by an Operating Agreement, dated September 6, 1995 (the “Operating Agreement”). Irving Stone LLC was formed primarily as a vehicle to facilitate the business and estate planning goals of the late Irving I. Stone (“Mr. Stone”) and has held primarily Class B Shares since its formation. Irving Stone LLC’s principal offices and business are located at One American Road, Cleveland, Ohio 44144. Mr. Stone held 98% of the membership interest in Irving Stone LLC until his death in 2000. In 2006, this 98% membership interest was sold to Messrs. Zev, Jeffrey, Gary and Elie Weiss. As a result of this transaction, each of Messrs. Zev, Jeffrey, Gary and Elie Weiss owns membership interests in Irving Stone LLC representing 24.5% of the equity in Irving Stone LLC. Judith Stone Weiss, Mr. Stone’s daughter, holds 1% of the membership interest in Irving Stone LLC. The Irving I. Stone Oversight Trust (the “Oversight Trust”) holds the remaining 1% interest (such interest, the “Class I Interest”). Pursuant to the Operating Agreement, during Mr. Stone’s life, management of Irving Stone LLC was reserved to its members. Mr. Stone, as the holder of 98% of the membership interest, controlled Irving Stone LLC. Effective upon Mr. Stone’s death, pursuant to the Operating Agreement, only members holding Class I Interest have voting rights to control Irving Stone LLC’s business and affairs. Accordingly, the Oversight Trust, as the only holder of Class I Interest, has controlled Irving Stone LLC since Mr. Stone’s death. The Oversight Trust is a trust created by an Agreement, dated September 6, 1995, to manage the business and

CUSIP No. 026375-20-4	Schedule 13D	Page 11 of 15 Pages

affairs of Irving Stone LLC upon Mr. Stone’s death. The Oversight Trust is governed by its four trustees, Messrs. Zev, Jeffrey, Gary and Elie Weiss. The functions of the trustees of the Oversight Trust, including voting or directing the disposition of Class B Shares held by Irving Stone LLC, can be made only by agreement of at least 70% of the trustees. The trustees’ principal business address is One American Road, Cleveland, Ohio 44144.

Irving I. Stone Foundation. The Irving I. Stone Foundation (the “Irving Stone Foundation”) is an Ohio non-profit charitable organization formed on February 25, 1999 by Mr. Stone. It is governed by its Articles of Incorporation, dated February 25, 1999 (the “Articles”), and its code of regulations (the “Regulations”). The Irving Stone Foundation was formed as a vehicle to accomplish the charitable goals of the late Mr. Stone and has held Class B Shares since its formation. The Irving Stone Foundation’s principal offices and business are located at One American Road, Cleveland, Ohio 44144. Pursuant to the Articles, the Irving Stone Foundation is governed by its trustees, and its officers hold the authority to carry out its business. The trustees of the Irving Stone Foundation are Hensha Gansbourg, Myrna Tatar, Judith Stone Weiss, Morry Weiss, Gary Weiss, Jeffrey Weiss, Zev Weiss and Elie Weiss. The officers of the Irving Stone Foundation are Gary Weiss, serving as President, and Judith Stone Weiss, serving as Secretary.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate value of the transaction contemplated by the Merger Agreement (as defined below) and as further described in Item 4 below (the “Transaction”), including debt incurred, refinanced or to remain outstanding in connection with the Transaction, is $877.6 million.

The Transaction will be financed through a combination of (i) cash funded by a $240.0 million non-voting preferred stock investment committed by Koch AG Investment, LLC, a Delaware limited liability company (“Koch”) pursuant to a Series A Preferred Stock Purchase Agreement, dated as of March 29, 2013 (the “Stock Purchase Agreement”), among Century Intermediate Holding Company, a Delaware corporation (“Parent”), Koch, and, solely for purposes of Section 12.9 thereof, Zev Weiss, Morry Weiss, Jeffrey Weiss and Koch Industries, Inc., and (ii) $600 million in committed debt financing, consisting of a $400 million term loan and a $200 million revolving credit facility pursuant to a Commitment Letter, dated March 29, 2013 (the “Commitment Letter”), among Parent, Bank of America, N.A., Deutsche Bank AG New York Branch, Key Bank National Association, Macquarie Capital USA, Inc. and PNC Bank National Association. The Stock Purchase Agreement and the Commitment Letter are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated by reference into this Item 3. The foregoing descriptions of the Stock Purchase Agreement and the Commitment Letter do not purport to be complete, and are qualified in their entirety by reference to the full text of those documents

In addition, the Reporting Persons (excluding the Irving Stone Foundation) entered into a Rollover and Contribution Agreement, dated March 29, 2013 (the “Rollover Agreement”), among the Reporting Persons (other than the Irving Stone Foundation) (the “Family Shareholders”), Parent and Three-Twenty-Three Family Holdings, LLC, a Delaware limited liability company (“Family LLC”). Pursuant to the Rollover Agreement, the Family Shareholders will, subject to the terms and conditions contained therein and immediately prior to the effective time of the Merger (as defined below), contribute approximately 2.33 million Class A Shares and, Class B Shares, consisting of all of the Class A Shares and Class B Shares owned by the Family Shareholders (the “Rolled Shares”) to Family LLC in exchange for all of the equity interests in Family LLC. Family LLC will, in turn, contribute the Rolled Shares to Parent in exchange for all of the common equity interests in Parent. The Issuer is not a party to the Rollover Agreement. The Rollover Agreement is filed as Exhibit 8 hereto and is incorporated by reference into this Item 3. The foregoing description of the Rollover Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

CUSIP No. 026375-20-4	Schedule 13D	Page 12 of 15 Pages

Item 4. Purpose of Transaction

Item 4 is hereby supplemented with the following information:

On April 1, 2013, the Issuer published a press release (the “Press Release”) announcing that it had entered into an Agreement and Plan of Merger, dated March 29, 2013 (the “Merger Agreement”), among Parent, Century Merger Company, an Ohio corporation and wholly owned subsidiary of Parent (“Merger Sub”) and the Issuer. At the effective time of the Merger (as defined below), each issued and outstanding share of the Issuer (other than shares owned by the Issuer, Parent (which will include at the effective time all the shares held by the Family Shareholders) and those holders who have properly exercised dissenters’ rights under Ohio law) will be converted into the right to receive $18.20 per share, in cash, without interest and subject to any withholding taxes, and Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The Press Release and the Merger Agreement are filed as Exhibits 9 and 10 hereto, respectively, and incorporated by reference into this Item 4. The foregoing descriptions of the Press Release and the Merger Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of those documents.

In connection with the execution of the Merger Agreement, the Reporting Persons (other than the Irving Stone Foundation) entered into the Rollover Agreement described in Item 3 above. The Rollover Agreement contemplates that, immediately prior to the consummation of the transactions provided for therein, Irving Stone LLC will be dissolved and all of the Class B Shares owned by it will be distributed to Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss and Judith Stone Weiss. The Rollover Agreement is filed as Exhibit 8 hereto and incorporated by reference into this Item 4. The foregoing description of the Rollover Agreement does not purport to be complete, and is qualified in its entirety by reference thereto.

Also in connection with the execution of the Merger Agreement, the Reporting Persons entered into a Guaranty and Voting Agreement, dated March 29, 2013, among the Family Shareholders, the Irving Stone Foundation and the Company (the “Guaranty and Voting Agreement”), pursuant to which (i) Morry Weiss, Zev Weiss and Jeffrey Weiss jointly and severally guaranteed to the Company certain obligations of Parent and Merger Sub under the Merger Agreement subject to a maximum aggregate liability of $7.3 million and (ii) the Family Shareholders and the Irving Stone Foundation agreed, subject to the terms and conditions set forth therein, to vote the Class A Shares and Class B Shares over which they have voting power (representing in the aggregate 43.6% of the Company’s total outstanding voting power as of March 27, 2013) in favor of the adoption of the Merger Agreement. The Guaranty and Voting Agreement is filed as Exhibit 11 hereto and is incorporated by reference into this Item 4. The foregoing description of the Guaranty and Voting Agreement does not purport to be complete, and is qualified in its entirety by reference thereto.

The purpose of the Transaction is to acquire all of the outstanding shares of common stock of the Issuer. If the Transaction is consummated, the common stock of the Issuer will be delisted from the New York Stock Exchange and will cease to be registered under the Act (via termination of registration pursuant to Section 12(g) of the Act) and the Issuer will be a wholly owned private company of Parent.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) Although each Reporting Person disclaims beneficial ownership of any Class B Shares beneficially owned by each other Reporting Person, pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of an aggregate of 3,520,599 Class B Shares, representing 89.1% of the outstanding Class B Shares as of March 27, 2013 (after giving effect to the exercise by the Reporting Persons of all options held by them to purchase Class B Shares that are exercisable within 60 days of April 1, 2013, and the vesting and issuance of certain restricted stock units that will vest within 60 days of April 1, 2013).

Zev Weiss. Mr. Zev Weiss has the sole power to vote or dispose of 532,867 Class B Shares. Collectively, the 532,867 Class B Shares beneficially owned by Mr. Zev Weiss constitute 15.9% of the Class B Shares outstanding as of March 27, 2013 (after giving effect to the exercise by Mr. Zev Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of April 1, 2013, and the vesting and issuance of certain restricted stock units that will vest within 60 days of April 1, 2013). The number of Class B Shares beneficially owned by Mr. Zev Weiss does not include, and Mr. Zev Weiss disclaims beneficial ownership of, the

CUSIP No. 026375-20-4	Schedule 13D	Page 13 of 15 Pages

following: (i) 203,964 Class B Shares owned by the Irving Stone Foundation, of which Mr. Zev Weiss is a trustee; (ii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Zev Weiss is a trustee; (iii) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Zev Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; (iv) approximately 48,275 Class B Shares allocated to Mr. Zev Weiss’ account in the Issuer’s Executive Deferred Compensation Plan; and (v) any Class B Shares subject to equity awards that have been granted to Mr. Zev Weiss that have not vested or are not otherwise exercisable within 60 days of April 1, 2013.

Jeffrey Weiss. Mr. Jeffrey Weiss has the sole power to vote or dispose of 339,328 Class B Shares. The 339,328 Class B Shares beneficially owned by Mr. Jeffrey Weiss constitute approximately 10.7% of the Class B Shares outstanding as of March 27, 2013, as reported by the Issuer (after giving effect to the exercise by Mr. Jeffrey Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of April 1, 2013, and the vesting and issuance of certain restricted stock units that will vest within 60 days of April 1, 2013). The number of Class B Shares beneficially owned by Mr. Jeffrey Weiss does not include, and Mr. Jeffrey Weiss disclaims beneficial ownership of, the following: (i) 203,964 Class B Shares owned by the Irving Stone Foundation, of which Mr. Jeffrey Weiss is a trustee; (ii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Jeffrey Weiss is a trustee; (iii) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Jeffrey Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; and (iv) any Class B Shares subject to equity awards that have been granted to Mr. Jeffrey Weiss that have not vested or are not otherwise exercisable within 60 days of April 1, 2013.

Gary Weiss. Mr. Gary Weiss has the sole power to vote and dispose of 11,430 Class B Shares. The 11,430 Class B Shares beneficially owned by Mr. Gary Weiss constitute 0.4% of the total number of Class B Shares outstanding as of March 27, 2013. The number of Class B Shares beneficially owned by Mr. Gary Weiss as described above does not include, and Mr. Gary Weiss disclaims beneficial ownership of, the following: (i) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Gary Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; (ii) 203,964 Class B Shares owned by the Irving Stone Foundation, of which Mr. Gary Weiss is a trustee; and (iii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Gary Weiss is a trustee.

Elie Weiss. Mr. Elie Weiss has the sole power to vote and dispose of 23,430 Class B Shares. The 23,430 Class B Shares beneficially owned by Mr. Elie Weiss constitute 0.8% of the total number of Class B Shares outstanding as of March 27, 2013, as reported by the Issuer. The number of Class B Shares beneficially owned by Mr. Elie Weiss as described above does not include, and Mr. Elie Weiss disclaims beneficial ownership of, the following: (i) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Elie Weiss owns, in his individual capacity, membership interests representing 24.5% of the equity interests; (ii) 203,964 Class B Shares owned by the Irving Stone Foundation, of which Mr. Elie Weiss is a trustee; and (iii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Elie Weiss is a trustee.

Morry Weiss. Mr. Morry Weiss has the sole power to vote or dispose of 312,666 Class B Shares. The 312,666 Class B Shares beneficially owned by Mr. Morry Weiss constitute 10.5% of the Class B Shares outstanding as of March 27, 2013, as reported by the Issuer (after giving effect to the exercise by Mr. Morry Weiss of all options to purchase Class B Shares held by him that are exercisable within 60 days of April 1, 2013, and the vesting and issuance of certain restricted stock units that will vest within 60 days of April 1, 2013). The number of Class B Shares beneficially owned by Mr. Morry Weiss does not include, and Mr. Morry Weiss disclaims beneficial ownership of, the following: (i) 78,800 Class B Shares beneficially owned by Mr. Morry Weiss’ wife, Judith Stone Weiss; (ii) 203,964 Class B Shares owned by the Irving Stone Foundation, of which Mr. Morry Weiss is a trustee; (iii) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Mr. Morry Weiss is a trustee; and (iv) any Class B Shares subject to equity awards that have been granted to Mr. Morry Weiss that have not vested or are not otherwise exercisable within 60 days of April 1, 2013.

Judith Stone Weiss. Ms. Judith Stone Weiss has the sole power to vote or dispose of 78,800 Class B Shares. The 78,800 Class B Shares beneficially owned by Ms. Weiss constitute 2.7% of the Class B Shares outstanding as of March 27, 2013. The number of Class B Shares beneficially owned by Ms. Weiss does not include, and Ms. Weiss disclaims beneficial ownership of, the following: (i) 1,818,182 Class B Shares beneficially owned by Irving Stone LLC, of which Mr. Weiss owns, in her individual capacity, membership interests representing 1% of

CUSIP No. 026375-20-4	Schedule 13D	Page 14 of 15 Pages

the equity interests, (ii) 312,666 Class B Shares beneficially owned by Ms. Weiss’s husband, Mr. Morry Weiss; (iii) 203,964 Class B Shares owned by the Irving Stone Foundation, of which Ms. Weiss is a trustee; and (iv) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which Ms. Weiss is a trustee.

Irving I. Stone Limited Liability Company. Irving Stone LLC beneficially owns and has the sole power to vote and dispose of 1,818,182 Class B Shares. The 1,818,182 Class B Shares beneficially owned by Irving Stone LLC constitute 63.1% of the Class B Shares outstanding as of March 27, 2013. The Oversight Trust, as the holder of the Class I Interest, shares the power to vote and dispose of the 1,818,182 Class B Shares held by Irving Stone LLC. Messrs. Zev, Jeffrey, Gary and Elie Weiss, who are brothers, are the sole trustees of the Oversight Trust, and each own, in their individual capacities, membership interests representing 24.5% of the equity interests in Irving Stone LLC. Each of Messrs. Zev, Jeffrey, Gary and Elie Weiss disclaim beneficial ownership of shares held by Irving Stone LLC.

Irving I. Stone Foundation. The Irving Stone Foundation beneficially owns and has the sole power to vote and dispose of 203,964 Class B Shares. The 203,964 Class B shares beneficially owned by the Irving Stone Foundation constitute 7.1% of the Class B Shares outstanding as of March 27, 2013. Messrs. Morry, Zev, Jeffrey, Gary and Elie Weiss, Ms. Judith Stone Weiss, Ms. Hensha Gansbourg and Ms. Myrna Tatar are the sole trustees of the Irving Stone Foundation. Each of Messrs. Morry, Zev, Jeffrey, Gary and Elie Weiss and Ms. Judith Stone Weiss disclaim beneficial ownership of shares held by Irving Stone Foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the following information:

See the discussion in Item 4 regarding the Rollover Agreement, the Merger Agreement and the Guaranty and Voting Agreement. Such descriptions of the Rollover Agreement, the Merger Agreement and the Guaranty and Voting Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Rollover Agreement, the Merger Agreement and the Guaranty and Voting Agreement, which are filed as Exhibits 8, 10 and 11, respectively, and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting at the end thereof the following:

Exhibit 6	Series A Preferred Stock Purchase Agreement, dated March 29, 2013, between Century Intermediate Holding Company and Koch AG Investment, LLC, and, solely for purposes of Section 12.9, Zev Weiss, Morry Weiss and Jeffrey Weiss and Koch Industries, Inc.

Exhibit 7	Commitment Letter, dated March 29, 2013, among Century Intermediate Holding Company, Bank of America, N.A., Deutsche Bank AG New York Branch, Key Bank National Association, Macquarie Capital USA, Inc. and PNC Bank National Association.

Exhibit 8	Rollover and Contribution Agreement, dated March 29, 2013, among Three-Twenty-Three Family Holdings, LLC, Century Intermediate Holding Company, and the Family Shareholders (as defined therein).

Exhibit 9	Press Release, dated April 1, 2013.

Exhibit 10	Agreement and Plan of Merger, dated March 29, 2013, among Century Intermediate Holding Company, Century Merger Company, and American Greetings Corporation.

Exhibit 11	Guaranty and Voting Agreement, dated March 29, 2013, among the Family Shareholders (as defined therein) and American Greetings Corporation.

Exhibit 12	Joint Filing Agreement, dated April 1, 2013, among the Reporting Persons.

CUSIP No. 026375-20-4	Schedule 13D	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2013

/s/ Zev Weiss
Zev Weiss

/s/ Jeffrey Weiss
Jeffrey Weiss

/s/ Gary Weiss
Gary Weiss

/s/ Elie Weiss
Elie Weiss

/s/ Morry Weiss
Morry Weiss

/s/ Judith Stone Weiss
Judith Stone Weiss

IRVING I. STONE LIMITED LIABILITY COMPANY

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	Manager

IRVING I. STONE FOUNDATION

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	President